A2Z's Life Saving FTICS Technology Receives Coverage on Prime Time National TV News

Association for Safer Driving in Israel Encourages Israel to Mandate A2Z's FTICS to Save Lives on the Road

January 28, 2020 -- (Vancouver, BC) **A2Z Technologies Canada Corp.** ("**A2Z**" or the "**Company**") (TSXV: AZ) announces that their proprietary, patent pending Fuel Tank Intelligent Containment System (FTICS) received coverage on Israel's nationwide news network and a strong endorsement from the Or Yarok Association for Safer Driving in Israel, encouraging the appropriate bodies to mandate the system to save lives from fires caused by automobile collisions.

The televised segment, featured on Kan 11, highlighted Israel's 3,000 vehicle fires annually and showcased a detailed explanation of how the FTICS technology works. It included footage of some of A2Z's other products and was shot on-location at A2Z's lab in Israel.

Oz Dror, VP of Strategy and Communications of the Or Yarok Association stated, *"At an accident every second is critical. This large number, eight vehicles a day, means that the state has to demand that new vehicles entering the market must install these systems, as this will prevent loss of lives."*

The online version of the broadcast subtitles can be found here: YouTube (Hebrew with English Subtitles)

Bentsur Joseph, CEO of A2Z Technologies, noted: *"We are thrilled to be featured in Kan's primetime broadcast and understand how important this public validation is for our technologies as they move closer to market. Kan 11 is like the BBC of Israel and the value of such a media platform to tell our story cannot be underestimated. We welcome the media and public interest in our lifesaving technologies, and we are delighted to have been profiled."*

The FTICS is a patented system that deploys in the event of a vehicle collision releasing a proprietary chemical mixture into the gas tank, neutralizing the contents rendering them inert and non-flammable. The FTICS requires no additional sensors as it is triggered by the same sensors that trigger the deployment of the vehicle's airbag and can be retrofitted or installed in any fuel tank.

On the scale of the opportunity in Israel Bentsur Joseph commented: *"While the FTICS will be available for retrofit for any fuel tank, having our system become mandatory represents an astounding opportunity for our Company which we will aggressively pursue. In addition to the 3.5M civilian vehicles currently registered on the road, in 2018 over 250,000 new vehicles entered the market in Israel. We believe some of our long-standing customers can certainly benefit from adopting this recommendation, and we look forward to bringing this life saving technology to civilians across Israel as a stepping-stone to additional markets."*

A full video explainer of the FTICS technology can be found here: https://vimeo.com/385098839

***About Or Yarok Association**

The **Or Yarok Association** for Safer Driving in **Israel**, known simply as Or **Yarok** (Hebrew: אור ירוק, "**Green light**")), is a not-for-profit traffic safety lobbyist organization dedicated to reducing road accidents in **Israel** through education, enforcement and improvement of infrastructure. More information on Or Yarok can be found here: https://www.oryarok.org.il/ (Hebrew)

More info on Israel's Automotive Market:

https://en.globes.co.il/en/article-new-car-deliveries-in-israel-down-5-in-2018-1001267773

https://www.ceicdata.com/en/israel/number-of-registered-motor-vehicles

About A2Z

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and fire fighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from natural elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually.

Management: CEO Bentsur Joseph's previous venture, Comfy Interactive, was acquired by Shamrock Holdings, the family investment firm founded by Roy Disney. Previously, Bentsur Joseph was the chairman of Elad Hotels whose holdings include the Plaza Hotel in New York City. Bentsur Joseph has a ~64% ownership of the Company.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com.

Twitter: @A2Z_Advanced

On Behalf of the Board,
Bentsur Joseph, CEO

Investor Relations Contact
Trenton Kwan, KIN Communications
Toll Free: 1-866-684-6730
az@kincommunications.com

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.